Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Change in Stockholders' Equity
For the period January 1, 2020 to December 31, 2020
Unaudited

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2020	**$ 100,000**	**$ 192,688**	**$ (306,299)**	**$ (113,611)**
Net Loss - 2020			(25,404)	(25,404)
Balances at December 31, 2020	**$ 100,000**	**$ 192,688**	**$ (331,703)**	**$ (139,015)**